Exhibit 1



Elliott Management's Perspectives on BMC

May 31, 2012

Elliott Associates, L.P. and Elliott International, L.P. ("Elliott") intend to make a filing with the Securities and Exchange Commission of a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2012 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2012 Annual Meeting") of BMC Software, Inc. (the "Company"). Information relating to the participants in such proxy solicitation has been included in a preliminary proxy statement filed on May 25, 2012, by Elliott with the Securities and Exchange Commission. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2012 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885).

Cautionary Statement Regarding Forward-Looking Statements

This proxy statement contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

Industry and Market Data

The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

I. Executive Summary

Elliott Management and its collective funds – holders of 6.5% of BMC's common stock – welcome the opportunity to present its viewpoints on BMC and its plan to deliver significant value to stockholders

- Based on our extensive analysis of BMC, we believe the following:

  - By any objective measure or any relevant time period, against any pertinent benchmark, BMC common stock has significantly under-performed

  - BMC's execution over the past several years has been poor on numerous fronts, and its growth has been non-existent

  - Despite BMC's clear product strength, the competitive landscape in BMC's enterprise distributed business is becoming increasingly challenging, with threats from larger scale players, bundled product providers, as well as newer SaaS and cloud vendors

  - Instead of fresh insights or innovative plans, BMC has instead responded with the same "solutions" that have failed so often in the past – BMC needs new ideas and it needs them NOW

  - The Board of Directors would significantly benefit from Elliott's Nominees who bring senior-level experience from leading software and technology companies, a new approach and an openness to thoughtful evaluation of the business

Conclusion: Elliott believes that BMC is not a good – but a GREAT – company that can return significant and long-overdue value to its stockholders if it chooses to embrace new Directors with new ideas

The time is <u>now</u> to bring a fresh perspective to the BMC Board of Directors

Elliott, founded in 1977, is one of the oldest private investment firms of its kind under continuous management. The firm's investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm

- More than $20 billion of assets under management

- Extensive experience in the technology sector, including successful investments in Novell, MSC Software, Epicor Software, Blue Coat Systems, Metrologic, and others

- Long-term view of investments and a focus on creating value for all stockholders – recent examples include URL Pharmaceuticals, Adelphia Communications, WorldCom Communications, and Horizon Offshore

ELLIOTT'S RESEARCH AND PERSPECTIVES ON BMC

- Elliott has performed exhaustive research on BMC over the last six months, a process which included enlisting external consultants to advise us, as well as speaking with customers, opinion leaders, engineers, competitors, former employees, senior executives in the software industry, investment bankers, private equity firms and other investors

  — Elliott has surveyed in excess of five hundred users of IT management software, following up with customers who have transitioned to or away from BMC

- Our conclusion from this analysis is that BMC's assets are valuable and important, but that its future will be increasingly difficult if BMC remains with its existing strategy

  — New Board perspectives are needed to fully realize BMC's value potential

BMC's Material Stock Price Underperformance



By any objective measure, over any relevant time period and against any pertinent benchmark, BMC's shares have significantly under-performed

	3-Year	2-Year	1-Year	YTD March 18, 2012 [1]
	Ending March 18, 2012 [1]			
1. VERSUS CLOSEST COMPETITOR				
CA	64.0%	16.1%	19.1%	34.1%
BMC	21.9%	(1.9%)	(19.3%)	16.3%
(Under) / Over Performance	**(42.2%)**	**(18.0%)**	**(38.4%)**	**(17.8%)**
2. VERSUS 10-K PEERS [2]				
10-K Peers	56.8%	8.0%	3.5%	12.2%
BMC	21.9%	(1.9%)	(19.3%)	16.3%
(Under) / Over Performance	**(35.0%)**	**(9.9%)**	**(22.8%)**	**4.1%**
3. VERSUS PROXY PEERS [3]				
Proxy Peers	86.9%	21.5%	10.8%	22.1%
BMC	21.9%	(1.9%)	(19.3%)	16.3%
(Under) / Over Performance	**(65.0%)**	**(23.4%)**	**(30.1%)**	**(5.8%)**
4. VERSUS BROADER SOFTWARE INDEX				
S&P GSSI Software Index (iShares)	104.9%	33.8%	12.8%	19.3%
BMC	21.9%	(1.9%)	(19.3%)	16.3%
(Under) / Over Performance	**(83.1%)**	**(35.7%)**	**(32.1%)**	**(3.0%)**
5. VERSUS BROADER MARKET INDICES				
Market – Mean [4]	87.9%	24.3%	12.3%	10.7%
Market – Median [4]	79.1%	23.2%	11.6%	10.0%
BMC	21.9%	(1.9%)	(19.3%)	16.3%
(Under) / Over Performance - Mean	**(66.1%)**	**(26.2%)**	**(31.7%)**	**5.6%**
(Under) / Over Performance - Median	**(57.2%)**	**(25.1%)**	**(30.9%)**	**6.3%**

Source: Capital IQ
1.   03/18/12 represents date on which Elliott's purchase of over 9mm shares of BMC began, causing stock prices subsequent to this date to not be applicable due to this extraordinary support
2.   10-K Peers include IBM, HPQ, and CA; listed as BMC's closet competitors in the Company's annual 10-K report
3.   Proxy Peers include SYMC, CPWR, ADBE, CA, ORCL, MSFT, SAP, CTXS; listed in BMC's annual proxy statement for LTIP determination purposes
4.   Includes Nasdaq, S&P 500, and Dow Jones Industrial indices

BMC's Material Stock Price Underperformance (cont'd)

Over any relevant time frame, BMC's stock has consistently underperformed the market and its peers

3-YEAR [1]



104.9%
87.9%
86.9%
64.0%
56.8%
21.9%
iShares Software Index
Market Indices [2]
Proxy Peers [3]
ca
10-K Peers [4]
bmc

2-YEAR [1]



33.8%
24.3%
21.5%
16.1%
8.0%
(1.9%)
iShares Software Index
Market Indices [2]
Proxy Peers [3]
ca
10-K Peers [4]
bmc

1-YEAR [1]



19.1%
12.8%
12.3%
10.8%
3.5%
(19.3%)
ca
iShares Software Index
Market Indices [2]
Proxy Peers [3]
10-K Peers [4]
bmc

YTD [1]



34.1%
22.1%
19.3%
16.3%
12.2%
10.7%
ca
Proxy Peers [3]
iShares Software Index
bmc
10-K Peers [4]
Market Indices [2]

Source: Capital IQ
1. As of 03/18/12, which represents date on which Elliott's purchase of over 9mm shares of BMC began, causing stock prices subsequent to this date to not be applicable due to this extraordinary support
2. Represents average of Nasdaq, S&P 500, and Dow Jones Industrial indices
3. Proxy Peers include SYMC, CPWR, ADBE, CA, ORCL, MSFT, SAP, CTXS; listed in BMC's annual proxy statement for LTIP determination purposes
4. 10-K Peers include IBM, HPQ, and CA; listed as BMC's closet competitors in the Company's annual 10-K report



Destruction of Stockholder Value

Poor execution has caused stock price degradation over the past 12 months[1]

Jul 27, 2011 – **BMC misses** Q1 revenue estimates by ~1%, and **lowers** forecast for ESM license bookings growth <u>from low 20s</u> to **mid-teen percentages**

Oct 26, 2011 – BMC beats Q2 revenue estimates but **again lowers forecast** for ESM license bookings growth <u>from mid-teens percentage growth</u> to **mid-single digits percentage decline**

Feb 1, 2012 – **BMC misses** Q3 revenue estimates by ~1.5% and **lowers** <u>ESM license bookings decline to high single digits</u> **to low double digits**

Significant Underperformance Relative to Market Indices [2] by 32%

Source: Capital IQ, Company Filings
1.   LTM as of 03/18/12, which represents date on which Elliott's purchase of over 9mm shares of BMC began, causing stock prices subsequent to this date to not be applicable due to this extraordinary support
2.   Represents mean of Nasdaq, S&P 500, and Dow Jones Industrial indices

BMC is really comprised of two businesses

- ESM has been the focus for the past ten years, though growth and margins have been weak despite strong products and good markets
- MSM has continued to perform well, but it has become a smaller piece of the business

($ in millions)



SEGMENT	REVENUE BREAKDOWN	OVERALL STATISTICS	COMMENTARY

Enterprise Service Management ("ESM")

Mainframe Service Management ("MSM")

ESM commentary:
- Growth below its potential
  - License bookings have woefully underperformed over the past year
- Room for margin improvement
  - Margins have been stuck at ~21% but should be higher given $1bn+ revenue scale
- Leader in IT management software
  - Despite execution failures, ESM possesses a comprehensive portfolio of market leading products used by over 25,000 customers

MSM commentary:
- Strong stable business
- Good margins and cash flow capability
- Benefited from "benign neglect" and lack of new competition
- Over a third of the business is workload automation, which is growing and taking share

Source: Company Filings
1. FY2002A ESM revenues include Other Software revenues. ESM and MSM revenues exclude Other revenues of $7.9mm

[8]

II. Drivers of BMC's Underperformance

What Went Wrong with BMC?

1 **Management has failed to execute**

— Despite a much smaller revenue base relative to its larger competitors and substantial investments in sales and marketing, BMC revenue growth has been anemic

— Sales execution has been poor and ESM license bookings have actually declined despite significant sales and marketing investments trumpeted by senior management

— BMC was late to SaaS and is now playing "catch up" against emerging and established competitors in this high-growth market

2 **Poor stewardship of stockholder's capital**

— BMC has been squandering billions of dollars of stockholder capital on an ineffective M&A strategy

— BMC has chosen to preserve an inefficient balance sheet when the opportunity to return capital has been attractive

3 **Failure to fully optimize operations**

— ESM generates operating margins of only 21% despite revenues of over $1bn

— Adjusting for capitalized R&D and stock-based compensation, BMC's consolidated operating margin is lower than its closest peer

— BMC has historically struggled to generate positive gross margins in its professional services business

4 **Competitive landscape is changing**

— BMC has great products and deep customer presence, but is facing an increasingly competitive environment

— Large enterprise customers are increasingly demanding bundled solutions and BMC lacks the scale of its "Big 3" Management Software competitors (IBM, HP, and CA)

— More nimble companies with refreshed offerings such as ServiceNow, SolarWinds, and Splunk are emerging as new threats in areas where BMC used to win on the basis of best-in-class point tools (eg. service desk)

5 **Strong need for Directors with relevant experience and fresh ideas**

— BMC's Board would be well served to include more Directors with technology backgrounds, especially in today's rapidly changing marketplace

— Elliott's Nominees include former CEOs and senior executives who bring perspectives from significant Software/Technology companies and expertise with emerging business models (eg. Cloud)

— Our Nominees are highly experienced executives willing to challenge the status quo at BMC and explore all alternatives to create stockholder value

Conclusion: *Elliott believes that there is an opportunity for stockholders to realize value SIGNIFICANTLY greater than BMC's current stock price through the addition of thoughtful and experienced technology executives who will encourage a full strategic and operational review with the aim of maximizing stockholder value*

BMC management repeats the same old story year after year, with <u>no demonstrable progress</u>, whether it's extolling the benefits of separating ESM and MSM, or repeating the benefits of investing in its sales force

First, it was "separate ESM and MSM"

FY 2007

"The separation of our two business units—ESM and MSM—at the beginning of 2007 provides sharper focus and greater accountability. And the operating and financial discipline we've instilled across our company makes us a faster, more agile, and more productive enterprise"

– Bob Beauchamp (2007 Annual Report)

FY 2008

"The organizational separation of our MSM business from our ESM business two years ago continues to pay dividends. Our offerings today are superior to the competition's and our people are energized and focused"

– Bob Beauchamp (2008 Annual Report)

Then, four years of management "focus" on strengthening ESM sales force, which clearly remains a major issue

FY 2009

"So over the course of Fiscal 2009, we significantly strengthened our sales force. We invested in the most complete and powerful sales training in our history. We brought in new management and sales professionals to upgrade an already strong and talented team"

– Bob Beauchamp (2009 Annual Report)

FY 2010

"We substantially upgraded our Enterprise Service Management (ESM) sales force and expect that we'll increase the average number of productive sales reps in fiscal 2011 by 20% over last year's levels"

– Bob Beauchamp (2010 Annual Report)

FY 2011

"We also strengthened our ESM sales team, achieving a 20% increase in the average productive sales headcount compared to the prior year, while significantly slowing attrition"

– Bob Beauchamp (2011 Annual Report)

FY 2012

"We made further progress to improve sales execution, including numerous steps taken to address sales attrition, and our tenured and overall ESM sales force capacity, excluding Numara, is up, finishing the year with 20% more total sales capacity than at the beginning of fiscal 2012…. The progress here is evidence of our efforts to address our well-documented fiscal 2012 challenges to improve sales force capacity and productivity, and it puts us in a much-improved position as we enter fiscal 2013"

– Bob Beauchamp (Q4 and FY2012 Earnings Call on May 9, 2012)

Management Has Failed to Execute

Despite increasing investments in Sales and Marketing, BMC has failed to generate meaningful ESM revenue growth

LTM SALES & MARKETING AS % REVENUE


29.2%
28.5%
1
Y-o-Y Growth
3.7%
Y-o-Y Growth
6.7%

LTM REVENUE GROWTH


2.3%
12.1%
ESM 2
Enterprise Solutions

MANAGEMENT'S REPRESENTATIONS ON SALES AND MARKETING INVESTMENTS

Management's Failed Projections

"It [Fiscal Year 2011] was a year in which we demonstrated our ability to achieve these results while at the ***same time making the investments in internal development, sales and services necessary to increase our competitive advantage*** *[BMC's emphasis]"*

– Bob Beauchamp (2011 Annual Report)

"It [Fiscal Year 2011] was a year in which we transitioned from being a strong, moderate growth company to one characterized ***by sustained, accelerating growth*** *[BMC's emphasis] led by a solid Enterprise Service Management (ESM) engine capable of delivering ongoing double-digit growth"*

– Bob Beauchamp (2011 Annual Report)

"These [Fiscal Year 2011] strong results underscore the success of our strategy over the last several years to make disciplined investments that enhance our market leadership and enable us ***to accelerate top line growth****. As part of this strategy, we strengthened our sales force, increased internal R&D efforts related to cloud and other major technology trends, selectively acquired complementary technologies in rapidly growing market segments and bolstered our strategic partnerships.* ***These initiatives are clearly paying off and we expect to reap additional benefits in 2012 and beyond****"*

– Bob Beauchamp (Q4 2011 Earnings Conference Call)

Source: Company Filings
Note: LTM as of 03/31/12
1. CA Sales and Marketing expense adjusted for $22mm restructuring charge
2. BMC excludes Professional Services for a direct comparison with CA's Enterprise Solutions segment; CA reports Professional Services as a separate segment

1 Management Has Failed to Execute

bmcsoftware

BMC's management projected +20% ESM license bookings growth when the year ended with -11%. This represents a profound failure to understand BMC's underlying business trends and challenges

MANAGEMENT GUIDANCE ON ESM SEGMENT FOR FISCAL YEAR 2012

Q4 2011

"The assumptions underlying our full year fiscal 2012 expectations include… ESM license bookings growth in the low 20's"

Q1 2012

"The assumptions underlying this full year fiscal 2012 estimate include total bookings growth in the low double digits, with the skew of full-year booking expected in the first half of the year to be similar to the prior year. ESM license bookings growth in the mid-teens"

Q2 2012

"Due to our performance in the first half and our current outlook for the remainder of the year, we are lowering our full year expectations… The assumptions underlying our full year fiscal 2012 expectations include: total bookings growth in the mid-single digits; ESM license bookings decline in the mid-single digits"

Q3 2012

The assumptions underlying our full year fiscal 2012 expectations include: total bookings growth flat with the prior year; ESM license bookings decline of high single digits to low double digits with solid sequential growth in the fourth quarter"

Q4 2012

"Total ESM license bookings were $153 million in the fourth quarter, down 5% from the year-ago period… For the fourth quarter, Numara contributed almost 4 points of growth to ESM license bookings"

FY 2013 Prediction

"The assumptions underlying our full year fiscal 2013 expectations include… ESM license booking growth in the low double-digits… annualized bookings growth in the low double-digits"

MANAGEMENT'S ESM LICENSE BOOKINGS GROWTH PREDICTIONS FOR FISCAL YEAR 2012



"Low 20's"
"Mid-Teens"
Low Double Digits
Q2 12
Prediction
Q3 12
Prediction
Q4 12
Actual
???
Q4 11
Prediction
Q1 12
Prediction
FY 13
Prediction
"Mid-Single
Digits Decline"
"High Single Digits to
Low Double Digits Decline"
(11%)

Where Was the Board's Oversight During This Colossal Failure?

bmcsoftware

BMC has been slow to adapt to changes in the market place, including a well-publicized failure to quickly identify trends in SaaS solutions and cloud management

- Market entrants like Service-Now (launched in 2004) and Solar Winds (launched in 1999) saw the opportunity in the marketplace

- BMC was late, launching Remedy OnDemand and RemedyForce in 2010, which only generated $10mm of revenues in FY2012

"It's not all going to be Software as a Service, I've met no CIOs who think that"
– Bob Beauchamp
(2007, Interview with The Australian)

"SaaS initiative includes our new BMC Remedy OnDemand Solution, which provides customers with a full industry leading service management offering delivered as a service"
–Bob Beauchamp
(Q4 2010 Earnings Conference Call)

"We were then late, unfortunately, as you well know, to the SaaS market. So when it turned to SaaS, we didn't have a great answer at the same time"
–Bob Beauchamp
(Q4 2012 Earnings Conference Call)

WHAT MIGHT HAVE BEEN - servicenow **REVENUE TRAJECTORY**



($ in millions)

CAGR: 166%

$1.9 — 2007
$8.8 — 2008
$19.3 — 2009
$43.3 — 2010
$92.6 — 2011



BMC's only real area of revenue growth is coming from its low margin Professional Services segment

- During FY2012, total license revenue grew by only 1.5% and bookings remained flat year-over-year, while Professional Services grew greater than 20%

- Professional Services is – at best – a break-even segment at the gross margin level

  — Gross margins have been historically negative with segment barely breaking even at the gross margin level in 2012

LTM REVENUE GROWTH COMPOSITION - BMC



LTM PROFESSIONAL SERVICES OPERATING MARGIN



BMC's growing Professional Services segment barely breaks even at the gross margin level compared to peers who have significant operating margins

Source: Capital IQ, Company Filings
Note: LTM as of 03/31/12 except HPQ which is as of 04/30/12
1.   Excludes impact of $13.6mm deferred revenue assumed in connection with Numara acquisition
2.   Represents as reported Global Business Services segment operating profit before tax
3.   Represents as reported Service segment operating margin
4.   Represents as reported Professional Services segment operating margin
5.   Represents as reported Professional Services gross margin

Poor Stewardship of Stockholder Capital

BMC has an ineffective M&A track record

- BMC has paid significantly high multiples for its acquisitions
  - 27 acquisitions for $2.4 billion aggregate value
  - Paid high revenue multiples for relatively low revenue scale businesses (e.g. 17.5x for RealOps, 13.3x for Phurnace, 11.7x for GridApp, 11.4x for BladeLogic, 6.5x for Coradiant, 5.8x for Marimba)
- BMC spends an inordinate amount of time on extremely small acquisition targets
  - Despite small revenue base, revenue growth has not followed
  - We question BMC's ability to effectively integrate its acquisitions and maintain their targets' growth trajectories

10-YEAR M&A TRACK RECORD

($ in millions)

Target	Deal Value	LTM Revenues	LTM Rev. Multiple
1 RealOps	$53	$3	*17.5x*
2 Phurnace [1]	40	3	*13.3x*
3 GridApp [2]	35	3	*11.7x*
4 BladeLogic	811	71	*11.4x*
5 Coradiant	130	20	*6.5x*
6 Marimba	225	39	*5.8x*
7 IT Masters	43	10	*4.3x*
8 ProactiveNet	41	10	*4.1x*
9 Numara	300	90	*3.3x*
10 Tideway Systems [1]	30	15	*2.0x*
11 Remedy	350	250	*1.4x*
12 Identify	150	n/a	*n/a*
13 Magic Solutions	49	n/a	*n/a*
14 Calendra	33	n/a	*n/a*
15 MQSoftware [1]	27	n/a	*n/a*
16 Emprisa Networks	22	n/a	*n/a*
17 Aeroprise	21 [3]	n/a	*n/a*
18 Neon Enterprise		n/a	*n/a*
19 Neptuny [2]	20	n/a	*n/a*
20 OpenNetwork	18	n/a	*n/a*
21 I/O Concepts Software	14	n/a	*n/a*
22 KMXperts	5	n/a	*n/a*
23 DGI	3	n/a	*n/a*
24 Abydos	n/a	n/a	*n/a*
25 StreamStep	n/a	n/a	*n/a*
26 ITM Software	n/a	n/a	*n/a*
27 Corosoft Technologies	n/a	n/a	*n/a*
Total	**$2,418**	**$514**	
Median Multiple Paid			***5.8x***

See Next Slide

Source: Company Filings, Capital IQ, 451 Research

1. Phurnace Software, Tideway Systems, and MQSoftware were acquired for combined purchase consideration of $94.3mm per BMC filings; Individual deal value estimated per 451 Research
2. GridApp and Neptuny were acquired for combined purchase consideration of $51.5mm per BMC filings; Individual deal value estimated per 451 Research
3. Aeroprise and Neon Enterprise were acquired for combined purchase consideration of $21.0mm per BMC filings

BMC has failed to meaningfully grow organically over the last 10-years

Moreover, once BMC acquired its high growth targets those same targets appear to have slowed their growth considerably once part of BMC

- BMC's acquisition strategy is an enormous use of capital and time and doesn't appear to help generate meaningful organic revenue growth

- This calls into question BMC's core organic growth and its lack of progress with maintaining growth in target businesses once acquired

- Likely organic revenues of less than $369 million, accounting for revenue not reported for 16 acquisitions where targets were presumably generating revenues and for incremental growth from targets with disclosed revenue

ANALYSIS OF REVENUE GROWTH – PAST 10 YEARS

($ in millions)



10-Years of organic growth
+ Undisclosed M&A revenue
+ "Growth" from acquired businesses

Only
$369

$2,172

$514 $1,803

$1,289

FY2002 Actual Reported Revenue

Revenue Contribution for Acquired Businesses [1]

FY2002 Actual Reported Revenue + Revenue Contribution from Acquired Businesses

Implied Organic Growth + Undisclosed Revenue Contribution from Acquired Businesses + Revenue Growth of Acquired Businesses [2]

FY2012 Actual Reported Revenue

Source: Company Filings, Capital IQ, 451 Research
1   Represents LTM revenues of acquired companies at the time of acquisition if disclosed
2   Represents implied revenues from acquisitions and organic growth to bridge from FY2002A reported revenue and disclosed LTM revenue of acquired businesses to FY2012A reported revenue

3 Failure to Fully Optimize Operations

BMC margins have not been optimized to maximize returns to stockholders

- BMC's reported operating margin is higher than its closest peer CA, however, expensing all of BMC's R&D and stock-based compensation presents a less flattering reality
  - Actually indicates a margin shortfall to CA
- ESM reported operating margin of only 21% despite over $1 billion in revenues
- BMC has only now started to generate positive Professional Services gross profits, but 0.8% gross margin is still disappointing
  - Meanwhile, BMC's "Big 3" peers are generating an average operating margin of 11%

FY 2012 OPERATING MARGIN COMPARISON



800 bps Lower
34.2%
35.9%
32.0%
27.7%
ca 1
bmc 2
ca 3
bmc 4
As Reported
Normalized

bmc HISTORICAL ESM OPERATING MARGIN



21.0%
21.9%
21.0%
FY 2010
FY 2011
FY 2012

bmc HISTORICAL SERVICES GROSS MARGIN



0.8%
FY 2010
FY 2011
FY 2012
(6.7%)
(5.3%)

Source: Capital IQ, Company Filings

1. Represents as reported non-GAAP operating margin
2. Represents as reported non-GAAP operating margin
3. Based on non-GAAP operating income of $1,647.0mm less $180.0mm capitalized software development cost, less $89.0mm stock based compensation, plus $122.0mm of amortized software development cost, plus $42.0mm of severance costs
4. Based on non-GAAP operating income of $779.6mm less $132.5mm capitalized software development cost, less $12.0mm stock based compensation associated with capitalized software development cost, less $127.2mm stock based compensation, plus $93.6mm of amortized software development cost

Competitive Landscape is Changing

BMC lacks the scale of its "Big 3" competitors

- BMC has long been the smallest of the "Big 4" management software competitors, attempting to compete and grow on the basis of being a focused BSM vendor
- BMC is challenged to compete with vastly larger solutions providers who can offer a fuller suite of products along with greater marketing heft and overall value to the customer
  - Customers are increasingly demanding greater services, a bundled solutions provider, and breadth of IT offerings far beyond what BMC can offer, especially in a mature market like IT management

RELATIVE SIZE – MARKET CAP [1]

($ in billions)


$238.7
$48.4
$13.2
$6.3
IBM
hp
ca
bmc

RELATIVE SIZE – LTM REVENUES

($ in billions)


$125.0
$107.0
$28.5
$4.8
$3.4
$2.2
hp
IBM
IBM Software [2]
ca
hp Software [3]
bmc

LTM REVENUE GROWTH


12.0%
10.5%
8.7%
5.2%
hp Software [4]
IBM Software [5]
ca
bmc

Even at Considerably Smaller Revenue Scale, BMC's Growth is Extremely Unimpressive Relative to its Competitors

Source: Capital IQ, Company Filings
Note: LTM as of 03/31/12. HPQ as of 01/31/12 since HPQ reclassified segments during quarter ending 04/30/12 and revenue contribution from Autonomy unavailable

1. As of 03/18/12, which represents date on which Elliott's purchase of over 9mm shares of BMC began, causing stock prices subsequent to this date to not be applicable due to this extraordinary support
2. Includes revenues from DemandTec and other acquisitions which closed in the LTM period as of 3/31/12
3. Includes revenues from Autonomy and other acquisitions which closed in the LTM period as of 1/31/12
4. HPQ Software LTM revenue growth pro forma for Autonomy acquisition per Wall Street estimates which closed in October 2011; not pro forma for other transactions given lack of publicly available information
5. IBM Software LTM revenue growth pro forma for DemandTec acquisition per Wall Street estimates which closed in February 2012; not pro forma for other transactions given lack of publicly available information

4 Competitive Landscape is Changing

bmcsoftware

COMPETITIVE LANDSCAPE

- BMC's traditional competitive "sweet spot" is under assault from the "Big 3" larger infrastructure software and fast-growing niche players
- Competition continues to intensify and will continue unabated



Traditional "Big 3"
ca technologies
hp
IBM
Infrastructure Software (Incorporating Mgmt Functions)
Microsoft
vmware
ORACLE
CITRIX
redhat
bmcsoftware
OPNET
NETSCOUT
Pure Play Management
solarwinds
splunk
servicenow
Next Gen / "SaaS"

EMERGING MODELS

- New models such as virtualization, on-demand delivery and cloud services have upended old paradigms
- Investors are keenly focused on new models and rewarded them with successful IPOs and ever-increasing valuations putting many potential M&A targets out of reach for BMC

NEXT GEN / SAAS SYSTEMS MANAGEMENT IPOS

($ in millions)	Equity Value at IPO	Current Equity Value [1]	*% Appreciation*
SolarWinds	$814	$3,526	*333%*
VMWare	10,878	40,170	*269%*
Splunk	1,573	3,325	*111%*

A WINDOW TO MONETIZE IS STILL AVAILABLE

- Several traditional on-premise enterprise software vendors subject to similar market and competitive forces that BMC faces today delivered significant premiums to stockholders by objectively evaluating alternatives and concluding a sale was in stockholder's best interest

SYSTEMS MGMT / INFRASTRUCTURE – M&A

($ in millions)	TEV ($bn)	LTM EBITDA Multiple	Spot Premium Paid
Netezza [2]	$1.7	86.6x	*14.9%*
ArcSight	1.5	57.7x	*23.9%*
McAfee	6.9	17.4x	*60.4%*
Quest	1.9	13.1x	*18.6%*
Sun	5.6	12.6x	*42.0%*
Novell [3]	1.0	9.7x	*28.0%*

Source: Capital IQ, 451 Research
1. Represents market capitalization as of 05/25/12
2. Represents one day premium to unaffected stock price on 9/19/10, day before IBM announced its acquisition of the company
3. Represents one day premium to unaffected stock price on 3/2/10, day before Elliott announced its proposal to acquire the company

[20]

Strong Need for Improved Corporate Governance

Elliott has thoroughly evaluated BMC's board composition and there are a few directors with experience as CEOs and Senior Executives of large and/or publicly-traded companies, with some operational experience at Technology companies…

Thomas Jenkins

Chairman, CSO of Publicly Traded Software Company

BMC Board: 8 Years

- CEO of Open Text and other executive positions

Gary Bloom

Software Industry Executive

BMC Board: 5 Years

- President & CDO of Marklogic, a privately-held software company
- CEO of eMeter, a private software company acquired by Siemens
- Vice Chairman and President of Symantec
- Chairman, President & CEO of Veritas Software
- Also spent 3 years as a consultant to TPG and 14 years at Oracle

Mark Hawkins

CFO, Publicly Traded Software Company

BMC Board: 2 Years

- EVP & CFO of Autodesk and SVP & CFO of Logitech
- Various positions at Dell and at HP in finance and business-management roles

Stephan James

Former COO, Publicly Traded IT Services Firm

BMC Board: 2 Years

- Former International Chairman and COO of Accenture Ltd.

Meldon Gafner

CEO, Private Company

BMC Board: 25 Years

- On the BMC Board for 25 years, Mr. Gafner is described as a private investor, self-employed consultant in the communications technology field, and as a former CEO of "a privately held manufacturer of high-speed satellite earth stations for data distribution"

Tom Tinsley

Consultant / Advisor

BMC Board: 15 Years

- On the BMC Board for 15 years, Mr. Tinsley is described as an Advisory Director, former partner and Special Advisor to a private equity investment firm
- President & COO of Baan Company N.V., in mid- to late-1990s, and was previously a management consultant at McKinsey

Jon Barfield

Consultant / Former CEO, Private Company

BMC Board: 11 Years

- On the BMC Board for 11 years, Mr. Barfield is President and CEO of a private investment company
- Previously Chairman and President (1995 -2012) of the Bartech Group, a family business founded by his father that specializes in "human capital procurement" and "placement of engineering and IT professionals"

Kathleen O'Neil

Consultant / Advisor

BMC Board: 10 Years

- On the BMC Board for 10 years, Ms. O'Neil is President and CEO of Liberty Street Advisors, a private company she founded that advises on corporate governance, risk management, infrastructure needs, leadership alignment and change initiatives
- Spent 9 months as General Manager of IBM's Global Financial Markets Infrastructure Group, and spent 24 years at the Federal Reserve Bank of New York in a series of executive roles

Louis Lavigne, Jr

Consultant / Former CFO, Public Company

BMC Board: 4 Years

- Currently a "management consultant specializing in the areas of corporate finance, accounting and strategy"
- Formerly EVP and CFO of Genentech
- Chairperson of Accuray, a designer of medical radiation systems; and Allergan, a multi-specialty healthcare company

…however, Elliott believes that BMC's significant underperformance is due to a deficit on the Board of relevant and timely experience in Enterprise Software, emerging business models ("SaaS" and "Cloud"), and critical skillsets (Large Cap, M&A)

Source: Company Filings, Capital IQ

III. Elliott's Proposal to Unlock BMC's Strategic Value

Increasing BMC's Value to Stockholders

BMC possesses significant, unlocked value that we believe should be realized for stockholders

- Value is derived from attractive assets of well-integrated, mission-critical products; meaningful customer presence and relevance to tens of thousands of IT organizations

- To unlock BMC's full potential, Elliott believes that BMC's Board needs members who are strong leaders and who offer fresh perspectives and new ideas. We propose that our nominees, who consist of respected technology industry executives and will work to maximize stockholder value, join BMC's Board

  — Elliott has nominated four highly experienced technology executives to the Board

- If Elliott's slate of Directors is elected, we believe there would be no "sacred cows" and a thorough review of alternatives will be conducted to increase stockholder value:

  1. Explore a sale to a strategic acquirer: We believe BMC is currently attractive to multiple acquirers at a premium price

  2. Explore a potential sale to a financial sponsor: Private Equity buyers will be interested in the whole business and/or in MSM at prices attractive to stockholders, and can also partner with strategics

  3. Explore more efficient capital structures and potential returns of capital to stockholders

  4. Benefit from a more engaged Board who would assist with exploration of a strategic and operational review

There are Multiple Pathways for BMC to Create Significant Value for Stockholders – All of Which Can be Explored With a More Impactful Board

Opportunity to Improve BMC's Governance



Elliott has nominated four highly experienced and respected technology industry executives who share the view that BMC is underperforming and undervalued and who will work to explore all strategic alternatives to maximize stockholder value

	REPRESENTATIVE CREDENTIALS	BOARD AFFILIATIONS	
THOMAS HOGAN *Experience as top executive at HP's Software and Solutions business, a former public-company CEO and diverse experience at some of the world's most prominent enterprise software companies*	▪ EVP of Sales, Marketing & Strategy, as well as EVP of Software & Solutions at Hewlett Packard, during which time HP acquired leading enterprise software companies Opsware and Mercury Interactive, among others (2006 - 2011) ▪ CEO of Vignette, a leading content management software company, prior to its sale in 2009 ▪ SVP of Worldwide Sales at Siebel Systems (1999 - 2001) ▪ 17 years at IBM in various roles, including VP of Midrange Systems, VP of Sales, Consumer Packaged Goods, and VP, Sales Operations	▪ InForte Corporation [1] ▪ DataDirect Networks [2]	✓ *CEO Experience at Leading Technology Companies* ✓ *Software-as-a-Service ("SaaS") / Cloud Computing*
"JIM" SCHAPER *Experience as Founder, Chairman and CEO of one of the largest enterprise software companies in the world, and over 30 years in the Technology industry*	▪ Founder of Infor Global Solutions, a leading Enterprise Software company with 85,000 customers and 13,000 employees operating from 116 offices in 34 countries globally ▪ Operating partner at Golden Gate Capital ▪ Over 30 years of experience in the Technology industry	▪ Infor Global Solutions ▪ Attachmate ▪ Q2ebanking Software ▪ SnagAJob.com ▪ Inovis [1]	✓ *Professional Services Organizations at F1000* ✓ *"Big Data" and Analytics*
JOHN DILLON *Experience as CEO and Director for a diversified group of leading publicly-traded and private cloud computing, SaaS and PaaS companies*	▪ CEO of Engine Yard, the leading cloud platform for automating and developing Ruby on Rails and PHP applications (2009 - present) ▪ CEO for Navis, Inc. (2002 to 2008), CEO for Salesforce.com (1999 - 2001), President and CEO of Hyperion Solutions (1993 - 1999) ▪ Five years as a nuclear submarine officer in the United States Navy before beginning his civilian career	▪ TransAct Technologies ▪ Intacct Corporation ▪ Epicor Software [1] ▪ Clearwell Systems [1]	✓ *Transformational Acquisitions (Opsware, Mercury)* ✓ *Successful Exits (Epicor, Vignette, Clearwell, Radvision)*
ANDREAS "ANDY" MATTES *Experience as CEO and senior executive for leading multinational technology companies, including particular expertise in Professional Services, Consulting and Outsourcing and "Big Data" analytics*	▪ SVP of Hewlett Packard (2006 - 2011), with responsibility for HP's Professional Services, Consulting and Outsourcing businesses in North America (2009 - 2011) and over 20 years in various executive roles at Siemens AG (1985 - 2005), including CEO and President of Siemens Communications (2004 - 2005) ▪ Serves on the Advisory Board of leading technology companies, including Violin Memory and Opera Solutions, a leading provider of "Big Data" analytics	▪ Opera Solutions [2] ▪ Violin Memory [2] ▪ Radvision [1] ▪ Mphasis Ltd. [1]	✓ *Diversified Backgrounds (IBM, HP, Salesforce, Siemens, Hyperion)*

Source: Company Filings, Capital IQ
[1]   Former Board affiliation
[2]   Advisory Board

1 Explore a Sale to a Strategic Buyer

BMC has significant strategic value with great assets that can be realized through exploring an opportunity to sell the Company

- One of the leading global providers of IT management software products for both mainframe and distributed environments
  - BMC's solutions are used by more than 25,000 customers ranging from global 100 companies to smaller businesses in more than 120 countries
- Comprehensive portfolio of integrated products particularly well suited for heterogeneous – cross platform, cross product - environments in the data center
  - Customers value BMC's product capabilities and its ability to manage complex heterogeneous IT environments
- Leadership position in key market segments with significant cross selling opportunity
  - IT Service Desk (with Remedy)
  - Datacenter Automation (with BladeLogic)
  - Configuration and CMDB (with Atrium)
  - DBMS and Asset Management
- Recognized as a leader by customers and analysts
- Broad ecosystem of marquee partners across ISVs, SIs, resellers (e.g. Cisco, Accenture, Dell, CSC, Salesforce.com and others)
- Mainframe business lends business and financial strength – high margins, strong free cash flow generation, stable and predictable business
- Potential to become a more nimble provider and adapt to market transformations such as Virtualization, Cloud Computing and SaaS
- Opportunity to leverage market position and gain scale in high growth segments such as APM, private cloud, infrastructure performance management, MDM and service provider market
- BMC's issue is its operational execution and not the quality and value proposition of its products and solutions

- BMC offers a significant accretion opportunity to a potential strategic acquirer

- Analysis presented below based on very conservative assumptions:

  — Does not assume any synergies (not even public company cost savings)

  — Assumes transaction funded with only domestic cash available on BMC's balance sheet and new debt (cost of debt of 6%) [1]

  — Assumes no cash available from acquirer's balance sheet

($ in billions, except per share data)

ACQUIRER	ILLUSTRATIVE EPS IMPACT			COMMENTARY
IBM	**Acquisition Price**			Consolidate IT Management Software market
	$52.00	$56.00	$60.00	
TEV: $243.9	CY 2013E EPS 1.4%	1.3%	1.1%	
Mkt Cap: $224.1	CY 2014E EPS 1.5%	1.4%	1.3%	
Cash: $12.3				
ORACLE	**Acquisition Price**			Expand into Heterogeneous IT Management Software
	$52.00	$56.00	$60.00	
TEV: $115.5	CY 2013E EPS 2.0%	1.8%	1.6%	
Mkt Cap: $130.0	CY 2014E EPS 2.1%	1.9%	1.7%	
Cash: $29.7				
hp	**Acquisition Price**			Consolidate IT Management Software market
	$52.00	$56.00	$60.00	
TEV: $66.3	CY 2013E EPS 3.1%	2.8%	2.5%	
Mkt Cap: $44.2	CY 2014E EPS NA	NA	NA	
Cash: $8.3				
DELL	**Acquisition Price**			Scale the software portfolio
	$52.00	$56.00	$60.00	
TEV: $17.2	CY 2013E EPS 7.6%	6.8%	6.1%	
Mkt Cap: $21.9	CY 2014E EPS 9.0%	8.2%	7.4%	
Cash: $13.7				

ACQUIRER	ILLUSTRATIVE EPS IMPACT			COMMENTARY
CISCO	**Acquisition Price**			Expand into Heterogeneous IT Management Software
	$52.00	$56.00	$60.00	
TEV: $55.4	CY 2013E EPS 2.6%	2.3%	2.1%	
Mkt Cap: $87.5	CY 2014E EPS NA	NA	NA	
Cash: $48.4				
EMC²	**Acquisition Price**			Expand into Heterogeneous IT Management Software
	$52.00	$56.00	$60.00	
TEV: $47.4	CY 2013E EPS 6.5%	5.8%	5.2%	
Mkt Cap: $50.9	CY 2014E EPS 6.4%	5.8%	5.3%	
Cash: $6.3				
ca technologies	**Acquisition Price**			Pursue IT Management Software market consolidation
	$52.00	$56.00	$60.00	
TEV: $10.6	CY 2013E EPS 13.2%	10.3%	7.3%	
Mkt Cap: $11.9	CY 2014E EPS 15.1%	12.5%	9.9%	
Cash: $2.7				
symantec.	**Acquisition Price**			Expand into Heterogeneous IT Management Software (connect its Storage and Security offerings)
	$52.00	$56.00	$60.00	
TEV: $9.8	CY 2013E EPS 12.5%	9.7%	7.0%	
Mkt Cap: $10.9	CY 2014E EPS 14.8%	12.3%	9.7%	
Cash: $3.2				

Source: Capital IQ, Thomson Reuters
Note: Market data as of 05/25/12, balance sheet data as of last reported quarter
1. Cost of debt of 8% for CA and SYMC

PRIVATE EQUITY RATIONALE

- Software has been a clear area of focus for the large private equity firms
- We believe private equity firms will show an interest in BMC as a whole and the MSM business if separated
- BMC's financial and strategic profile fits the investment criteria of private equity firms
  - Significant presence in a large and growing market
  - Attractive customer and product portfolio
  - High cash flow generation and margin in MSM business
  - Potential to improve margin in ESM business
  - Viable exit alternative through a strategic sale or public market exit
- Attractive financing markets have been supportive of software take-private transactions
- It is possible for private equity to pay an attractive premium to stockholders and still realize suitable returns for their investors

SELECTED LARGE CAP AND TECH FOCUSED PE FIRMS

KKR

First Data	$29,000
SunGard	11,400
Visma	KR 5,500
Agilent	$2,660
TASC [NOC]	1,650
Flextronics	900

TPG

Alltel	$24,500
Freescale	17,600
SunGard	11,400
Avaya, Inc.	8,300
IMS Health	5,200
Sabre Holdings	5,000
Vertafore	1,400
Intergraph Corp.	1,300

SILVERLAKE

SunGard	$11,400
Avaya, Inc.	8,200
Sabre Holdings	5,000
Interactive Data	3,400
Agilent	2,660
Skype [eBay, Inc.]	1,900
Serena Software	1,200

The Blackstone Group

Freescale	$17,600
SunGard	11,400
Cendant (Travelport)	4,300
Emdeon	3,000

THL

Ceridian Corporation	$5,300
West Corporation	4,100
Sword Insurance	115

The Carlyle Group

Freescale	$17,600
Open Solutions	1,300
SS&C Technologies	942

Hellman & Friedman LLC

Getty Images	$2,400
Emdeon	3,000
Kronos Inc.	1,800
Intergraph	1,300
DoubleClick	1,100

BainCapital

SunGard	$11,400
Tex. Instr. (Sensors)	3,000
MYOB	1,250
SkillSoft	1,200

Apax Partners

TriZetto Group	$1,400
Epicor	976
Activant	890
Sophos	830
Bankrate	571

General Atlantic Partners

TASC [NOC]	$1,650
Emdeon	1,200

FP Francisco Partners

Quadramed	$126
Kewill plc	£87
eFront SA	€41

Advent International

RBS WorldPay	£2,025
Fifth Third (Vantiv)	$2,350
SkillSoft	1200

Golden Gate Capital

Lawson	$2,000
SSA Global	1,700
Aeroflex	1,120
Systems Union Group	460
MAPICS	376
Datastream Systems	216

THOMA BRAVO

Blue Coat Systems	$1,300
SonicWALL	640
Archipelago Learning	290
Landesk	250
Double-Take Software	242
Embarcadero Tech	200
PLATO Learning	140
Entrust	114

V

Misys	£1,100
CDC Software	$300
Indus International	240
Sage SW (He)	£210
Intuit (RE Solutions)	$128

symphony

MSC Software	$360
First Advantage	265
Shopzilla	165

Source: Company Press Releases, Capital IQ

Greater Opportunity to Return Stockholder Capital

- BMC has significant excess debt capacity given its recurring revenue base, stable free cash flow generation, and current net cash position
- Company can issue debt or use excess free cash flow and excess cash for share repurchases
- Returning capital and addressing operational challenges would yield significant return

ILLUSTRATIVE SHARE BUYBACK ANALYSIS

- Assumes BMC raises $400mm – $2bn to buy back shares
- Assumes two scenarios: pro forma impact based on standalone FY'13E estimates and pro forma impact based on 3% operating margin improvement on FY'13E estimates
- Marginal operating improvements results in significant value to stockholders
  - Pro-forma LTM Net Debt / EBITDA at serviceable levels
- Clearly accretive to EPS

FY'13E EPS ACCRETION WITH NO OPERATING MARGIN IMPROVEMENT [1]

($ in millions)

	Premium to share price on 05/25/2012				
Debt Raised	**0.0%**	**2.0%**	**4.0%**	**6.0%**	**8.0%**
$400	3.6%	3.5%	3.4%	3.3%	3.1%
$800	7.6%	7.4%	7.1%	6.9%	6.7%
$1,200	12.2%	11.8%	11.4%	11.0%	10.6%
$1,600	17.5%	16.8%	16.2%	15.6%	15.0%
$2,000	22.7%	21.8%	20.9%	20.1%	19.3%

FY'13E EPS ACCRETION WITH 3% OPERATING MARGIN IMPROVEMENT [1]

($ in millions)

	Premium to share price on 05/25/2012				
Debt Raised	**0.0%**	**2.0%**	**4.0%**	**6.0%**	**8.0%**
$400	12.5%	12.3%	12.2%	12.1%	12.0%
$800	17.1%	16.8%	16.5%	16.2%	16.0%
$1,200	22.3%	21.8%	21.4%	20.9%	20.5%
$1,600	28.3%	27.5%	26.9%	26.2%	25.6%
$2,000	34.3%	33.3%	32.4%	31.4%	30.6%

Source: Capital IQ, Wall Street Research

1. FY 2013 financial metric based on Thomson estimates as of 05/25/12. For incremental debt up to $1.2bn, assumes 10-year notes raised at 4.5%, for incremental debt of $1.6bn assumes 7-year and 10-year notes raised at 4.25% and 4.75%, respectively and for $2bn incremental debt assumes 7-year and 10-year notes raised at 4.5% and 5.0%, respectively

[28]

3 Dividends: Another Consideration

Many leading technology companies now embrace dividends to instill managerial discipline and reward stockholders

LISTED TECHNOLOGY COMPANIES – U.S. HEADQUARTERED[1]

(As of 5/25/12) Company	Dividend Yield
Microsoft Corporation	2.8%
IBM	1.7%
Oracle Corporation	0.9%
Intel Corporation	3.5%
Cisco Systems, Inc.	2.0%
QUALCOMM Incorporated	1.7%
Visa, Inc.	0.7%
Hewlett-Packard Company	2.4%
Mastercard Incorporated	0.3%
Texas Instruments Inc.	2.3%
Automatic Data Processing, Inc.	3.0%
Corning Inc.	2.3%
Broadcom Corp.	1.3%
Intuit Inc.	1.1%
Motorola Solutions, Inc.	1.8%
Applied Materials Inc.	3.4%
Activision Blizzard, Inc.	1.5%
Altera Corp.	0.9%
Xerox Corp.	2.4%
CA Technologies	4.0%

(As of 5/25/12) Company	Dividend Yield
Analog Devices, Inc.	3.3%
The Western Union Company	2.4%
Paychex, Inc.	4.2%
Xilinx Inc.	2.8%
Fidelity National Info. Services	2.4%
Maxim Integrated Products Inc.	3.4%
Amphenol Corporation	0.8%
KLA-Tencor Corporation	3.0%
Linear Technology Corp.	3.4%
Microsoft Corporation	2.8%
IBM	1.7%
Oracle Corporation	0.9%
Intel Corporation	3.5%
Cisco Systems, Inc.	2.0%
QUALCOMM Incorporated	1.7%
Visa, Inc.	0.7%
Hewlett-Packard Company	2.4%
Mastercard Incorporated	0.3%
Texas Instruments Inc.	2.3%
Automatic Data Processing, Inc.	3.0%

(As of 5/25/12) Company	Dividend Yield
Corning Inc.	2.3%
Broadcom Corp.	1.3%
Intuit Inc.	1.1%
Motorola Solutions, Inc.	1.8%
Applied Materials Inc.	3.4%
Activision Blizzard, Inc.	1.5%
Altera Corp.	0.9%
Xerox Corp.	2.4%
CA Technologies	4.0%
Analog Devices, Inc.	3.3%
The Western Union Company	2.4%
Paychex, Inc.	4.2%
Xilinx Inc.	2.8%
Fidelity National Info. Services	2.4%
Maxim Integrated Products Inc.	3.4%
Amphenol Corporation	0.8%
KLA-Tencor Corporation	3.0%
Linear Technology Corp.	3.4%
Median	**2.4%**
BMC Software Inc.	**0.0%**

Source: Capital IQ

1. Based on analysis of current dividend paying companies from set of top 100 listed domestic technology companies by market cap

4 Operational Improvements Clearly Possible

Elliott has conducted extensive research on BMC's peers and concluded that BMC can achieve meaningful operating margin expansion through operational improvements: Resulting in improved returns for BMC stockholders

ILLUSTRATIVE POTENTIAL OPERATING MARGIN IMPROVEMENTS [1]

Such Improvements Could Add ~10% to Operating Margins

A More Efficient Company Should Also Command a Higher Valuation Multiple



LTM Operating Margin [1]
27.7%
Prof. Services Earnings Contribution [2]
1% - 2%
Sales & Marketing
1% - 3.5%
R&D
0.5% - 1.5%
G&A
2% - 4%
Adj. LTM Operating Margin
32% - 39%

- Preliminary areas of improvement include:
  - Professional Services: Increase in workforce efficiency, resulting in higher revenue per employee
  - Sales & Marketing: Improvements around coverage of clients, standardized pricing and sales force know-how
  - R&D: Cost savings by off shoring and portfolio rationalization
  - G&A: Reduction in management overhead and greater integration of acquired companies

Elliott's Nominees Have Significant and Relevant Operating Experience

Source: Capital IQ, Company Filings

1. LTM 03/31/12 operating margin based on non-GAAP operating income of $779.6mm less $132.5mm capitalized software development cost, less $12.0mm stock based compensation associated with capitalized software development cost, less $127.2mm stock based compensation, plus $93.6mm of amortized software development cost
2. Based on incremental operating earnings from potential Professional Services gross margins of ~10% to 20% as compared to LTM 03/31/12 reported gross margin of 0.8%

4 BMC's Potential Growth Opportunity

BMC has an opportunity to take share and grow faster than its markets

MARKET POSITION

- BMC has a well-regarded, strong and diverse set of products
  - Products are positioned in extremely large and attractive growth markets
- The Company is at risk of missing the opportunity to take advantage of these extremely large growth markets
- Elliott's Board representatives will leverage their deep industry knowledge and relevant prior experience to maximize this opportunity
  - Our Nominees will provide strategic insight and ask the hard questions to help get BMC back on track
- **Now is the time for BMC to make the changes necessary to capture the opportunity**

RELEVANT PRODUCTS

- ProactiveNet
- MainView
- End User Experience Management
- Remedy
- Remedy OnDemand
- RemedyForce
- Numara (FootPrints)
- Control-M
- BladeLogic
- Atrium
- Marimba













BMC's Potential Growth Opportunity (cont'd)

($ in billions)

SEGMENT	MARKET GROWTH 2011A	MARKET GROWTH 2016E	CAGR
IT Service Desk and Help Desk	$1.4	$1.9	6.2%
Availability and Performance [1]	$4.4	$6.9	9.2%
Configuration Management	$3.7	$6.4	11.4%
Application Management [2]	$1.8	$2.2	4.4%
Other Markets [3]	$5.9	$7.0	3.4%
Total Addressable Market [4]	**$17.3**	**$24.4**	**7.1%**

Source: Gartner "Forecast: Enterprise Software Markets, Worldwide, 2009-2016, 1Q12 Update". Calculations performed by Elliott

1. Includes Distributed and Mainframe
2. Includes Distributed and Mainframe. Used as a proxy for Application Performance Monitoring (Distributed and Mainframe)
3. Generally, includes markets where BMC has at least 1% market share in CY 2011. Includes Asset Management, Other ITOM, DBMS Management (Distributed and Mainframe), User Provisioning, Job Scheduling and Run Book Automation (Distributed and Mainframe), Backup and Recovery Software (Mainframe), and Storage Resource Management (Mainframe). Job Scheduling and Run Book Automation (Distributed and Mainframe) used as a proxy for Workload Automation and IT Process Automation (Distributed and Mainframe)
4. Represents sum of IT Service Desk and Help Desk, Availability and Performance, Configuration Management, Application Management, and Other Markets

IV. Final Observations, Conclusions, and Next Steps

Third Party Observations On BMC

We are not the only ones who share these perspectives on BMC:

ON ESM:

*"BMC has historically made acquisitions to bolster growth within its lower margin ESM segment…Numara (a SaaS-based ITSM provider) was acquired in Jan 2012 for ~$300M and will be rolled into ESM to expand BMC's cloud portfolio…**Growth in bookings has been sluggish and is necessary to provide conviction on FY13 topline growth profile"***

– Jefferies (May 10, 2012)

*"…but a closer look reveals a struggling business. **The ESM business has deteriorated further to a surprisingly low license bookings rate,** and the sales force issues do not appear to be positioned to turn this around soon....Unfortunately, it appears to us that the issues regarding the ESM business may take even longer to rectify"*

– J.P. Morgan (Feb 2, 2012 Following Q3'12 Results)

BUSINESS OUTLOOK:

*"In other words, BMC is now in play. **It's a wake-up call that needs to be answered** with more than the same old responses from management"*

– BMC Software becomes a takeover target as investor calls for a sale
Houston Chronicle (May 24, 2012)

*"**BMC is coming off a challenging year**. If it is unable to reverse the downward trend over the next year (in alignment with the stockholder rights plan), pressure may increase on the board to find a buyer at levels below their current expectations. The flip side of this likely means that even if the company doesn't perform up to their expectations, the stock would likely have a floor as take-out speculation could intensify"*

- RBC Capital Markets (May 18, 2012)

*"Management's guidance is predicated on an increase in sales force productivity of about 1-3% on top of an increase in productive tenured reps in the mid single digits (growth rate). This means the average fully productive sales person will sell more, which poses risk in our opinion, especially given the issues **BMC appears to still be struggling with in regards to the sales"***

– J.P. Morgan (May 10, 2012 Following Q4'12 Results)

ON M&A:

*"**BMC could be an attractive asset for the likes of Hewlett Packard and Dell** as they try to shift from manufacturing PCs and into integrated business service providers -- in the mold of a multi-decade turnaround at IBM. **IT hardware and software giants Cisco and Oracle could find BMC's software services and cloud assets attractive** as they brace for competition from the likes of salesforce.com (CRM) and peers such as SAP"*

– BMC Software Caught Between Cloud Boom And Tech Gloom
The Street (May 23, 2012)

*"BMC has made a number of acquisitions in recent years, most significantly the $800 million buyout of BladeLogic in 2008, in order to diversify its offerings, **but has had trouble integrating them into a coherent whole.** It pitches its Remedy helpdesk, Patrol network management, and BladeLogic server automation tools as a suite, but the message hasn't always resonated with customers"*

– BMC Has Multiple Acquisition Suitors
Information Week (May 25, 2012)

ON CAPITAL MANAGEMENT:

"Today, BMC uses ~100% of its FCF for stock repurchases…however, during the previous three fiscal years, BMC used 55% of its FCF for buybacks"

– Susquehanna Investment Group (Feb 14, 2012)

*"**BMC** has been using it [share repurchases] to materially reduce its share count, and in many cases at prices well above current levels...."*

– Susquehanna Investment Group (Feb 14, 2012)

*"We believe investors should make several adjustments to the income statement in order to compare results… **Higher rate of capitalized Software Development added to EPS…and…lower share count added to EPS"***

– J.P. Morgan (Feb 2, 2012 Following Q3'12 Results)

Conclusion & Next Steps

- Our extensive research and analysis confirms that BMC has strong products, deep customer relationships and plays in large and growing markets
  - BMC has significant strategic and inherent value that has not been unlocked for shareholders due to poor execution and an unengaged Board
  - With an increasingly competitive landscape and record of significant execution challenges, the time is NOW for BMC to consider all the alternatives to maximize shareholder value
- Elliott wants to work with the Board to help the Company capitalize on the significant value present in BMC
  - However, new perspectives and a thoughtful approach is needed at the Board level in the form of new Board members
- The executives Elliott has identified and nominated to the Board have substantial experience in technology and significant industry insight – attributes that are essential to help drive a successful outcome for BMC
  - There are multiple pathways for value creation and our Board Nominees add value across the spectrum of alternatives
- As one of the company's largest shareholders, Elliott is committed to the process and fully intends to continue in its efforts
  - Elliott remains receptive to engaging in productive conversations with the Company about the best path forward for BMC